Exhibit 99.2

Annual General Meeting of Shareholders Proxy Card – Erayak Power Solution Group Inc.

Item 1	By an ordinary resolution, to re-appoint five directors, Mr. Lingyi Kong, Mr. Wang-Ngai Mak, Mr. Jizhou Hou, Ms. Jing Chen, and Mr. Tsang Sheung, to serve on the Company’s board of directors (the “Board” or “Board of Directors”) until the next annual general meeting of shareholders or until their office is otherwise vacated or they are removed by an ordinary resolution of the shareholders or by a resolution of all the other directors (the “Reappointment of Directors”).

☐ For	☐ Against	☐ Abstain

Item 2	By an ordinary resolution, to ratify the appointment of Fortune CPA, Inc as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2024 (the “Appointment of Fortune”).

☐ For	☐ Against	☐ Abstain

Item 3	By an ordinary resolution, to approve a reverse stock split of the Company’s ordinary shares, at a ratio of not less than 1-for-5 and not more than 1-for-20, with the final ratio to be determined by the Board of Directors in its sole discretion at any time after approval by the shareholders (the “Reverse Stock Split”), and authorize the Board of Directors to implement such reverse stock split at its discretion at any time prior to the one-year anniversary of the Annual General Meeting, in order to regain compliance with Nasdaq Listing Rule 5550(a)(2), which requires listed securities to maintain a minimum bid price of US$1.00 per share.

☐ For	☐ Against	☐ Abstain

Item 4

By a special resolution, to amend the Company’s Articles of Association by the deletion of the existing Article 35.1 in its entirety and the insertion of the following language a new Article 35.1:

35.1 Record Date Determination. For the purpose of determining Members entitled to attend meetings, receive payment of any Distribution or capitalisation or for any other purpose, the Directors may provide that the Register of Members shall be closed for transfers for a stated period which shall not in any case exceed forty days. In lieu of, or apart from, closing the Register of Members, the Directors may fix in advance or arrears a date as the record date for any such determination of Members.

☐ For	☐ Against	☐ Abstain

Item 5	By a special resolution, to amend and restate the Company’s Memorandum of Association to reflect the Reverse Stock Split, once implemented.

☐ For	☐ Against	☐ Abstain

Item 6	By an ordinary resolution, to adjourn the Annual General Meeting for any purpose, including to solicit additional proxies if there are insufficient votes at the time of the Annual General Meeting to approve the proposals described above.

☐ For	☐ Against	☐ Abstain

ERAYAK POWER SOLUTION GROUP INC.

Annual General Meeting of Shareholders

To Be Held on November 8, 2024

10 a.m., Local Time (November 7, 2024, at 9 p.m., Eastern Time)

Solicited on Behalf of the Board of Directors for the Annual General Meeting of Shareholders on October 7, 2024

The undersigned hereby appoints Lingyi Kong as the proxy with full power of substitution, to represent and to vote as set forth herein all the ordinary shares of Erayak Power Solution Group Inc. which the undersigned is entitled to vote at the Annual General Meeting of Shareholders and any adjournments or postponements thereof, as designated below. If no designation is made, the proxy, when properly executed, will be voted: (i) “FOR” Item 1; (ii) “FOR” Item 2; (iii) “FOR” Item 3; (iv) “FOR” Item 4; (v) “FOR” Item 5; and (vi) “FOR” Item 6.

Electronic Delivery of Future Proxy Materials. If you would like to reduce the costs incurred by Erayak Power Solution Group Inc. in mailing materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via email or the internet. To sign up for electronic delivery, please provide your email address below and check here to indicate you consent to receive or access proxy materials electronically in future mailings.

Email Address:____________________________________

PLEASE INDICATE YOUR VOTE ON THE REVERSE SIDE

Date

Signature

Signature, if held jointly

________________ ________________________ ________________________

Note: This proxy must be signed exactly as the name appears hereon. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by a duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by an authorized person.

To change the address on your account, please check the box at right and indicate your new address.

VOTING INSTRUCTIONS

VOTE ON INTERNET

Go to http://www.vstocktransfer.com/proxy. Click on Proxy Voter Login and log on using the control number. Voting will be open until 11:59 p.m., Eastern Time, November 6, 2024.

VOTE BY MAIL

Mark, sign and date your proxy card and return it in the envelope we have provided.

VOTE BY E-MAIL

Mark, sign and date your proxy card and send it to vote@vstocktransfer.com.

VOTE BY FAX

Mark, sign and date your proxy card and return it to 646-536-3179.

VOTE IN PERSON

If you would like to vote in person, please attend the Annual General Meeting at our executive office at No. 528, 4th Avenue, Binhai Industrial Park, Wenzhou, Zhejiang Province, People’s Republic of China 325025 on November 8, 2024, at 10 a.m., local time (November 7, 2024, at 9 p.m., Eastern Time).

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